Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Q3 2009	Q3 2008	YTD 2009	YTD 2008
Income from continuing operations	$4,229	$3,945	$20,520	$3,274
Additions:
Fixed charges
Interest expense	18,224	18,447	57,221	56,187
Capitalized interest	345	477	1,003	2,049

	18,569	18,924	58,224	58,236

Deductions:
Capitalized interest	(345)	(477)	(1,003)	(2,049)
Net income attributable to noncontrolling interests	(53)	(48)	(154)	(158)

Adjusted earnings	$22,400	$22,344	$77,587	$59,303

Fixed Charges (from above)	$18,569	$18,924	$58,224	$58,236

Ratio of Earnings to Fixed Charges	1.21	1.18	1. 33	1.02